Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: [●]

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following presentation was made at the BMO Capital Markets Global Metals & Mining Conference in Hollywood, Florida by executives of Alpha on March 1, 2011.

Alpha Natural Resources
RUNNING RIGHT


R
113
104
289
200

BMO Capital Markets 2011 Global Metals & Mining Conference

March 1, 2011

Frank Wood, CFO

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha's ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha's and Massey's filings with the Securities and Exchange Commission (the "SEC"), including Alpha's and Massey's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha's Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey's Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha's website at www.alphanr.com under the heading "Investor Relations" and then under the heading "SEC Filings" and Massey's website at www.masseyenergyco.com under the heading "Investors" and then under the heading "SEC Filings".

Participants in the Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha's and Massey's directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Alpha Natural Resources Highlights

Leading U.S. Producer with Global Reach



- Leading U.S. supplier and exporter of metallurgical coal with expertise in blending and optimization
- Low-cost, high-margin Pittsburgh #8 longwall mines can supply U.S. or international markets
- High-volume Powder River Basin mines provide relatively stable cash flow, low operating risk and strong pricing leverage in a rising price environment
- Arguably the most regionally diversified producer in the U.S.
- More export terminal capacity than any other U.S. producer
- Manageable exposure to eastern U.S. surface mining and associated permit risks
- Focus on consistent execution and positive free cash-flow generation
- Recently announced combination with Massey Energy offers compelling strategic and financial benefits to Alpha shareholders and customers

Alpha Natural Resources
RUNNING RIGHT

Transaction Highlights

Consideration	• Massey shareholders receive 1.025 Alpha shares + $10 in cash for each Massey share, for a total consideration of $69.33 per share based on Alpha closing price on 1/28/11
Premium	• Implied premium to Massey: 21% as of 1/28/11
Ownership	• 54% Alpha / 46% Massey
Synergies	• In excess of $150 million annual run-rate expected by mid-year 2012 + capital efficiency
Capital Structure	• Estimated 25% pro forma debt/total capital—provides flexibility post-transaction
Closing	• Transaction expected to close in mid-year 2011
Approvals	• Subject to approval by stockholders of both Massey and Alpha • Customary closing conditions and regulatory approvals

Creating significant shareholder value

A Compelling Combination

*Combined entity -- #2 in market cap, #2 in reserves and #3 in total shipments among US peers**

Strategic Benefits

A global industry leader

- Leading U.S. producer with 5.1 billion ton reserve
- Leading met coal producer--1.7 billion ton reserve
- Best-in-class operating management
- Industry-leading operating, safety and environmental performance

Unique, diversified platform for success

- One of the world's largest met coal reserves
- Complementary Eastern U.S. asset base
- Significant export capacity of more than 25mm tons per year

Better able to navigate changing regulatory environment

- Greater resources to ensure operational, safety and environmental excellence

A Compelling Combination

Financial Benefits

Immediate premium + full upside participation for Massey shareholders

- 21% upfront premium
- 46% ownership of combined company

Significant value creation

- $150+ million in expected annual operational and marketing synergies
- Opportunity for multiple expansion
- Cash flow accretive in first full year of operation

Industry-leading financial profile

- Strong balance sheet
- Highest FCF of any U.S. pure-play coal company
- $15 billion combined enterprise value **

* Pro forma basis
** As of January 28, 2011

A Global Industry Leader

- Combined company, a leading provider of total coal and met coal globally



2008 & 2009 Total Coal Production
(MM tons)
1,000
750
500
250
0
906
437
433
273
253
230
200
190
178
95
15
Coal India
Shenhua
Peabody
PF Alpha + Massey
Arch
China Coal
Suek
Cloud Peak
Alpha(1)
Massey(2)
Walter



2008 & 2009 Met Coal Sales
(MM tons)
120
100
80
60
40
20
0
106
47
40
32
28
27
22
18
15
12
BMA
Teck
PF Alpha+Massey
Anglo
Mechel
Xstrata
Alpha(1)
Massey(2)
Peabody
Walter

Notes: (1) Pro Forma for Foundation coal production/sales
(2) Pro Forma for Cumberland; based on 2009 production and assumes 8MM tons of annual coal production and 360k tons of annual met sales

Alpha Natural Resources
RUNNING RIGHT

Complementary Footprint in Central App



WEST VIRGINIA
KENTUCKY
VIRGINIA
OHIO RIVER
BIG SANDY RIVER
Brooks Run North
Charleston
Energy
Mammoth
Rockspring
Black Castle
Elk Run
Kingston
Logan County
Marfork
Edwight
Pioneer
Martin County
Stirrat
Long Fork
Rawl
Callaway
Brooks Run South
Cobra
Enterprise
Knox Coal
Paramont / DR
Cumberland
Abingdon
Alpha Natural Resources
Massey
Alpha

Leading global met supplier - 24-26 mm tons of shipments in the first full year

One of the world's largest and highest quality metallurgical reserve bases

#2 U.S. coal reserve base ~ 5.1 billion tons

#3 US coal producer ~122 million tons shipped in 2010

Significant Expected Synergies


$150+ Million/yr
$50+ Million/yr
SG&A and Sourcing
Marketing
Operations
Capital Allocation Efficiency

Alpha & Massey Combination Offers Unique Synergy Opportunity

Market Overview
Significant Global Growth Opportunities



的士
TAXI

Coal - World's Fastest Growing Fuel

- World coal use grew more than gas, liquids, nuclear and renewables in 6 of the 19 years between 1991 and 2009
- Coal use is forecasted to grow more than competing fuels in 19 of the 26 years between 2010 and 2035




Number of Years When Fuel Led Annual Growth
Coal
6
19
Gas
5
4
Liquids
7
1
Renewables
2
Nuclear
1
-
5
10
15
20
25
30
Years
Historical 1991-2009
Forecast 2010-2035

Source: EIA

Drivers of Future Demand

Electricity Demand vs. GDP


100000
10000
1000
100
10
Electricity Demand per Capita (KWh/Capita)
0
10,000
20,000
30,000
40,000
50,000
GDP/Capita (2000 $'s per Capita)
China
Russia
Saudi Arabia
France
US
Egypt
Brazil
UK
Italy
Mexico
Turkey
India

Bottom line – More than 2 billion tons of <u>incremental</u> coal demand projected over next 20 years, driven primarily by…

Electricity Generation

(2006-2030, TWh)


China
+5%
2,772
3,966
4,944
6,079
7,338
8,546
2006
2010
2015
2020
2025
2030

% Coal	79%	78%	74%	73%	75%	75%


India
+4%
692
863
1,069
1,276
1,468
1,686
2006
2010
2015
2020
2025
2030

% Coal	71%	65%	60%	55%	54%	56%

Sources: EIA, Global Insight

Drivers of Future Demand

Steel Consumption per Capita vs. Output per Capita


Asymptotic steel consumption per capita: ~0.44 – 0.60 kg/capita
Steel Consumption (Tons per Capita)
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
China
Brazil
India
2020
2020
2008
2020
1974
2008
2008
1974
1999
Growing steel consumption
Steel consumption stabilization
0
2
4
6
8
10
12
14
16
GDP per Capita ($K, 2005 PPP$)

Sources: USGS, Global Insight, US BEA, IMF, Booz & Company

Robust Metallurgical Coal Market

- China is the largest steel producer in the world and one of the fastest growing
  - 2010 production up 9% to 627mm tonnes, ~44% of 2010 global steel production
  - Massive infrastructure projects underway
  - Rest of the world has only grown ~1% since 2000
- Recent activity suggests a robust market for global seaborne metallurgical coal
  - 2009 annual benchmark was $129/tonne
  - The recent Q1 benchmark was $225/tonne
  - Recent estimates place the 2011 HCC price between $235 and $293/tonne
  - The average forecasted benchmark prices for 2011 and 2012 are $255 and $229 per tonne, respectively

Note: benchmark prices are stated in metric tonnes on an FOBT basis

Global Steel Production



1,600
1,400
1,200
1,000
800
600
400
200
0
ROW CAGR = 0.8%
China CAGR = 13.9%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011E
2012E
2013E
China
ROW

Australian HCC Benchmarks



350
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
Average
High
Low
Historical

Sources: UBS, Deutsche Bank, Brean Murray, BMO, Credit Suisse, Goldman Sachs, FBR, JP Morgan, Jefferies, Morgan Stanley, Tudor, Macquarie, Stifel

Domestic Coal Markets Healthy

U.S. Monthly Coal Stock and Days of Burn



Coal Stocks
Days of Burn
3-Month Burn
Days of Burn
Coal Stocks and 3-Month Burn (mmt)
90
80
70
60
50
40
30
20
10
0
360
320
280
240
200
160
120
80
40
0
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11

- National stockpiles stood at 156.4 mm tons at the end of January, ~13mm tons above normal but still well below the 170 mm tons level seen at the end of January 2010

Weekly domestic raw steel production and plant utilization



2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
Net Tons
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
% Utilization
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Net Tons
Utilization

- Current U.S. utilization is 74.8%, rising steadily since the beginning of the year
- US January production was up 9.4% compared to January 2010
- January world steel production was 119 mmt, up 5.3% over January 2010
- China's January production was up just 0.5% while Japan and Korea gained 10.7% and 24.2% compared to last year

Sources: EVA Stockpile, NMA and World Steel Association

Alpha Natural Resources Overview
Leading U.S. Producer With Global Reach



Leading Suppliers of Met Coal



Largest Domestic Met Coal Suppliers
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
MTPY
ANR*
MEE
WLT
PCX
CNX
2007
2008
2009
2010



2010 Global Met Coal Shipments
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
MTPY
BHP
TCK
PF ANR-MEE
AAL
XTA
ANR
MEE
ACI
WLT
PCX
CNX
CLF
ICO

Source: Company reports
* Pro forma, including historical Foundation shipments

Source: Company reports, BHP and XTA are based on production

Domestic Coal Industry Comparison

Strength, Scale, Diversification

	Regional Diversification	Product Diversification	Scale (MT Sold 2010)
ANR			84.8
ACI			161.3
BTU			245.9
CLF			3.3
CNX			63.9
ICO			16.3
JRCC			9.0*
MEE			37.1
PCX			30.9
WLT			8.5

■ Met ■ Thermal

Note: Data as of December 31, 2010, except as noted
* Data as of September 30, 2010 for TTM

U.S. Leader in Export Capacity

Alpha 2010 Export Profile


Canada/Mexico:
1.4mm tons
Europe:
5.2mm tons
Finland
Sweden
UK
Belgium
Spain
Italy
Ukraine
Turkey
Russia
Japan
China
India
Egypt
Canada
United States
Mexico
Brazil
Asia:
1.7mm tons
South America:
0.9mm tons
Africa:
0.4 mm tons
8.3mm tons Met Exports
1.3mm tons Steam Exports

Alpha's total export capacity from all U.S. terminals is ~15 MTPA

Alpha's Operating Business Units

Alpha Natural Resources
RUNNING RIGHT

Western Coal Operations

Production Capacity	50.0-55.0 M Tons
2010 Shipments	48.9 M Tons
Reserves	653 M Tons

Eastern Coal Operations

Production Capacity	38.0-42.0 M Tons
2010 Shipments	35.9 M Tons
Reserves	1,600* M Tons

Business Units and Mine Locations

As of December 31, 2010


Wyoming
2 Surface Mines
2 Coal Handling/
Loading Facilities
2 Underground Mines
2 Preparation Plants
AMFIRE
5 Underground Mines
11 Surface Mines
2 Preparation Plants
Pennsylvania Services
5 Underground Mines
3 Surface Mines
3 Preparation Plants
Northern West Virginia
Southern West Virginia
13 Underground Mines
3 Surface Mines
3 Preparation Plants
13 Underground Mines
9 Surface Mines
3 Preparation Plants
Virginia/Kentucky

Note: Operational data and reserves as of 12/31/10
*Includes Wabash

Organic Met Coal Growth Opportunities


Barrett Mine
LaBelle River Facility
Freeport Mine
Cresson Mine
Deep Mine 41
OHIO
WEST VIRGINIA
VIRGINIA

Barrett - AMFIRE
- Coal type – Met
- Mine type – Deep
- Reserve – 4 MT
- Production capacity
  - 300-400K per year
- Mine life – 10+ years
- Capex – ~ $10million

Cresson - AMFIRE
- Coal type – Met
- Mine type – Deep
- Reserve – 25MT
- Production capacity
  - 600-750K per year
- Mine life – 35+ years
- Capex – $15-20 million

Deep Mine #41 – VA/KY
- Coal type – Met
- Mine type – Deep
- Reserve – 64MT
- Production capacity
  - 1.7-1.8 MTPY
- Mine life – 35+ years
- Capex – $45-50 million

Freeport – PA Services
- Coal type – Met
- Mine type – Deep
- Reserve – 68MT
- Production capacity
  - ~ 2MTPY met
  - ~ 1MTPY thermal
- Mine life – 20+ years
- Capex – $350+ million

Met Mine Pipeline


5
4
3
2
1
0
MTPY
2011
2012
2013
2014
2015
2016
2017
Deep Mine #41
Cresson
Barrett
Freeport

Note: Not all production is incremental

Other Organic Growth Opportunities

Eastern Region		
Mine	**Resource Description**	**Production**
Foundation Longwall – NAPP	~ 420 MM Ton Reserve	7 – 14 MTPY Pitt #8 (+Sewickley)
Harts Creek/Atenville – CAPP	~ 120 MM Ton Reserve	2 – 3 MTPY (metallurgical potential)

Unconventional Gas		
Project	**Resource Description**	**Production**
CBM	~ 100-200 Bcf Resource	~ 7,500 Salable Mcf/Day (current)
Marcellus acreage	~ 18,000 Acres	Entered into JV with Rice Energy 2010

Powder River Basin		
Wyoming Operations	**Expansion (MM tons/yr)**	**Capacity**
Truck/shovel expansion	10	60-65 MTPY
Belle Ayr LBA	~ 200 Million Tons	Second Half 2011

Financial Strength



ANR: Financial Highlights


Revenue
Millions
$4,500
$3,500
$2,500
$1,500
$500
$1,878
$2,469
$2,496
$3,917
2007
2008
2009
2010


Adjusted EBITDA
Millions
$1,000
$800
$600
$400
$200
$-
$234
$394
$541
$796
2007
2008
2009
2010


Adjusted EPS
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.43
$2.03
$1.98
$2.17
2007
2008
2009
2010


Free Cash Flow
Millions
$800
$600
$400
$200
$0
$71
$263
$117
$319
$166
$301
$361
$331
$156
$339
$349
$345
2005
2006
2007
2008
2009
2010
Alpha Pro Forma Capex
Alpha Pro Forma FCF

Note: Adjusted EBITDA and EPS are from continuing operations; 2007 and 2008 results are for Alpha only, 2009 results include Foundation from July 31 forward. Pro forma capex for 2008, 2009 and 2010 includes Lease-By-Application (LBA) bonus bid payments of $36.1 million each year. Alpha & Foundation Pro forma only.
FCF = Operating cash flow, less capex

Excellent Liquidity and Low Leverage

Leverage of approximately 1.0x debt/Adjusted EBITDA and liquidity of approximately $1.8 billion

($ millions)	Maturity	As of 12/31/10
$854mm Revolving Credit Facility	July, 2014	$0
Term Loan A	July, 2014	228
2.375% Convertible Notes	April, 2015	288
7.25% Senior Unsecured Bonds	August, 2014	298
Capital Lease	2035	8
Total Long-term Debt		**$822**

Liquidity and Credit Statistics	
Cash & Equivalents and marketable securities	$832
Revolver	854
Accounts Receivable Securitization Facility	150
Less: Letters of Credit Outstanding	(71)
Total Potential Liquidity	**$1,765**
Total Debt / LTM Adjusted EBITDA	1.0x
LTM Adjusted EBITDA	$796

Note: LTM Adjusted EBITDA from continuing operations for the year ended December 31, 2010

Alpha Natural Resources
RUNNING RIGHT

Compelling Relative Valuation

Recent Valuation Comparison



9x
8x
7x
6x
5x
4x
3x
2x
Enterprise Value/2011E EBITDA
ANR
< 50 MM TPY, regional
> 50 MM TPY, diversified
> 50 MM TPY, regional

Notes: Market data and First Call consensus 2011 EBITDA estimates as of February 24, 2011

Summary Highlights

- Strong, consistent performance enhanced by product and regional diversification
  - Solid adjusted EBITDA from continuing operations of nearly $800 million in 2010
  - Strong liquidity of $1.8 billion and low leverage
  - Very attractive valuation provides significant upside potential
- Combination with Massey offers compelling strategic and financial benefits, significant free cash flow generation potential, and future growth opportunities




JOY
CHRISSY KAPLAN

Alpha Natural Resources

www.alphanr.com